Consent of Independent Registered Public Accounting Firm

We consent to the use in this Post-effective Amendment No. 3 to Registration Statement (No. 333-205984) on Form N-2A of ABS Long/Short Strategies Fund of our report dated October 15, 2015, relating to our audit of the financial statements of ABS Long/Short Strategies Fund and our reports dated June 25, 2014 and June 24, 2015, respectively, relating to our audits of ABS 3(c)(1) LP, included in the Statement of Additional Information, which is part of this Registration Statement.

We also consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and “Independent Registered Public Accounting Firm and Legal Counsel” in such Prospectus and Statement of Additional Information. On October 26, 2015 we changed the name of our firm from McGladrey LLP to RSM US LLP.

/s/ RSM US LLP

Boston, Massachusetts
June 1, 2016